UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 8, 2008

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Indymac Contract Reduced – WNS Expects No Impact on Fiscal 2009 Guidance

WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today disclosed that one of its clients,
Indymac Bancorp, Inc. (IndyMac), publicly announced that it was closing its forward mortgage business and will refocus its lending efforts on supporting and building its reverse mortgage unit, and on continuing the retention activities associated with its servicing portfolio.

Based on IndyMac’s announcement and WNS’ communication with IndyMac, WNS expects a major portion of its business with IndyMac to be terminated. IndyMac was expected to contribute to less than 1.5% of WNS’ fiscal 2009 revenue less repair payments. However, WNS does not anticipate the need to update its guidance for fiscal 2009, as provided on May 15, 2008, based on this event.

Outsourcing services provided by WNS to IndyMac accounted for approximately 1.1%
of revenue and 1.7% of revenue less repair payments in the quarter ended March
31, 2008.

WNS also disclosed that it is working closely with IndyMac through this difficult period and expects to collect all current receivables.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: July 08, 2008	By:	/S/ Alok Misra
	Name:	Alok Misra
	Title:	Chief Financial Officer